SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.       English translation of semi-annual financial report (hanki houkokusho) of ORIX Corporation (“the Company”) filed with the Kanto Financial Bureau and the Tokyo Stock Exchange in Japan on November  13, 2008. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September  30, 2008, and the fiscal year ended March 31, 2008. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 14, 2008	By	/s/ Tadao Tsuya
Tadao Tsuya
Executive Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On November 13, 2008, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the six months ended September 30, 2008, and the fiscal year ended March 31, 2008. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1.    Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	Six months ended September 30, 2008	Three months ended September 30, 2008	Fiscal year ended March 31, 2008
Total Revenues	551,982	280,334	1,150,501
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	78,226	27,807	247,853
Net Income	55,266	22,907	169,597
Shareholders’ Equity	—	1,244,093	1,267,917
Total Assets	—	8,898,089	8,994,970

Shareholders’ Equity Per Share (yen)	—	14,022.00	14,010.62
Basic Earnings Per Share (yen)	621.19	258.20	1,860.63
Diluted Earnings Per Share (yen)	610.79	254.62	1,817.81
Shareholders’ Equity Ratio (%)	—	13.98	14.10
Cash Flows from Operating Activities	125,894	—	156,287
Cash Flows from Investing Activities	(112,122)	—	(838,331)
Cash Flows from Financing Activities	(16,415)	—	792,966
Cash and Cash Equivalents at End of Period	—	318,710	320,655
Number of Employees	—	19,827	18,702

Note:	1. Consumption tax is excluded from the stated amount of total revenues.

2.      As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No.144 (“Accounting for impairment or Disposal of Long-lived Assets”), certain amounts in the fiscal year ended March 31, 2008 have been reclassified retroactively.

(2) Overview of Activities

For the three months ended September 30, 2008, no significant changes were made in the Company and its subsidiaries’ operations. See “Changes of Principal Related Companies” below about changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the three months ended September 30, 2008 are as follows:

Additions:

There were no additions during the three months ended September 30, 2008.

Deletions:

There were no deletions during the three months ended September 30, 2008.

(4) Number of Employees

The following shows the total number of employees in the Company and its subsidiaries as of September 30, 2008:

Number of employees
19,827

Note:	(a) The above number is full-time basis.
(b) The average number of temporary employees is 6,981 for the three months ended September 30, 2008.

2.    Operating Results

(1) Earnings Summary

Total revenues and profit (loss) by segment for the three months ended September 30, 2008 are as follows:

	Millions of yen
	Three months ended September 30, 2008
	Segment revenues	Segment profit
Corporate Financial Services	34,405	1,399
Maintenance Leasing	58,699	7,246
Real Estate	82,182	19,022
Investment Banking	24,912	5,069
Retail	46,455	964
Overseas Business	46,957	8,218

Subtotal	293,610	41,918

Difference between Segment Totals and Consolidated Amounts	(13,276)	(14,111)

Consolidated Amounts	280,334	27,807

(2) Total Assets

Total assets by segment at September 30, 2008 are as follows:

	Millions of yen	Composition ratio
Corporate Financial Services	1,840,383	20.7%
Maintenance Leasing	655,308	7.4
Real Estate	1,129,058	12.7
Investment Banking	1,634,570	18.4
Retail	1,464,074	16.4
Overseas Business	1,123,987	12.6

Subtotal	7,847,380	88.2

Difference between Segment Totals and Consolidated Amounts	1,050,709	11.8

Consolidated Amounts	8,898,089	100.0%

(3) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the three months ended September 30, 2008 are as follows:

Millions of yen
Three months ended September 30, 2008
Direct Financing Leases:
New equipment acquisitions	117,989
Installment Loans:
New loans added	281,762
Operating Leases:
New equipment acquisitions	133,747
Investment in Securities:
New securities added	86,978
Other Operating Transactions:
New assets added	23,968

3.    Material Contract

Not applicable

4.    Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding future were assessed as of the issue date of quarterly financial report (Shihanki Houkokusho).

(1) Six Months Ended September 30, 2008

Economic Environment

During the six months ended September 30, 2008 (“the second period of fiscal 2009”), the turmoil in international financial markets evolved into an unprecedented financial crisis and the situation remains severe. Turmoil spread throughout worldwide financial systems, with extreme caution toward credit risk gripping the U.S., resulting in a breakdown of short-term money markets.

In October, government finance ministers and central banks from the G7 nations announced various emergency economic measures such as injecting public funds into financial institutions in order to stabilize their respective financial systems. After a brief moment of respite, turmoil and uncertainty continues as the effects of the crisis ripple throughout the real economy.

Despite the relative lack of turmoil in Japanese financial markets compared to the global environment, a slowdown in overseas demand and the appreciation of the yen have resulted in sluggish exports, excess production capacity and over staffing of facilities by Japanese exporters. Falling stock prices and rising costs of living have further contributed to the deterioration in consumer sentiment, and the outlook for domestic-oriented industries remains uncertain.

In particular, as a result of foreign financial players pulling out of the Japanese real estate market and the banks taking a more cautious stance towards lending, the real estate-related financing environment has rapidly worsened and is forecast to remain challenging for the foreseeable future.

Financial Highlights
Income Before Income Taxes (*)	¥78,226 million (Down 40% year on year)
Net Income	¥55,266 million (Down 40% year on year)
Earnings Per Share (Basic)	¥621.19 (Down 38% year on year)
Earnings Per Share (Diluted)	¥610.79 (Down 38% year on year)
Shareholders’ Equity Per Share	¥14,022.00 (Up 0% compared to March 31, 2008)
ROE (annualized)	8.8% (September 30, 2007: 15.0%)
ROA (annualized)	1.24% (September 30, 2007: 2.15%)

(*)	“Income before Income Taxes” refers to “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations.”

Revenues: ¥551,982 million (Down 2% year on year)

Revenues decreased 2% to ¥551,982 million compared to the same period of fiscal 2008. Although revenues from “direct financing leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income” and “real estate sales” decreased year on year, revenues from “operating leases,” “gains on sales of real estate under operating leases” and “other operating revenues” were up year on year.

Revenues from “direct financing leases” decreased 8% to ¥34,751 million compared to the same period of fiscal 2008. In Japan, revenues from “direct financing leases” were down 10% to ¥22,555 million compared to ¥25,176 million in the same period of fiscal 2008, due to a decline in direct financing lease assets, as a result of a more prudent stance in selecting new transactions in light of the present business environment. Overseas, although Asian operations have performed well, revenues were down 4% to ¥12,196 million compared to ¥12,763 million in the same period of fiscal 2008, due to a decline in the U.S. and the foreign exchange effects of an appreciated yen.

The Japanese leasing industry has seen competition rise sharply in recent years, with interest rates being cut to attract new contracts, and declines in business volume across the board. The strategy of the ORIX Group continues to be one of prudent selection, choosing only those assets where the risk and return balance is felt to be appropriate, and avoiding the strategy of acquiring new transactions simply through lowering rates. Furthermore, in the field of automobile leases, new business volumes for direct financing leases in Japan have declined, with an increasing shift away from finance lease transactions to operating lease transactions. The overall overseas balance for investment in direct financing leases increased in part due to an expansion of automobile leasing operations in Asia, which more than offset the continued declines in U.S. leasing operations.

Revenues from “operating leases” increased 3% to ¥147,229 million compared to the same period of fiscal 2008. In Japan, revenues were up 6% year on year to ¥110,879 million, compared to ¥104,323 million in the same period of fiscal 2008, due mainly to an increase of operating lease assets in the real estate and automobile operations. Overseas, revenues were down 7% to ¥36,350 million compared to ¥38,955 million in the same period of fiscal 2008, due to the absence of gains on sales of aircraft leases which had been realized in the same period of fiscal 2008, as well as the foreign exchange effects of an appreciated yen.

Operating lease transactions have increased in recent years, with the focus being on real estate and automobile operations in Japan. The real estate operations are pursuing a strategy of developing and investing in rental properties, primarily offices and logistics facilities, and then selling them off after stabilizing rental revenues for a fixed period of time. The number of new rental properties increased during the second period of fiscal 2009. In the automobile operations, the number of leased vehicles has increased, with a trend towards increases in operating lease transactions in response to client needs. In addition, the precision measuring and other equipment rental operations have continued to maintain a balance between assets bought and sold while carefully watching demand. Demand for rental equipment has shown a decreasing trend in the second period of fiscal 2009 due to the effects of the worsening economic situation, and rental asset levels have decreased. We are also engaged in overseas investment in and sales of ship and aircraft leases in response to market trends.

Revenues from “interest on loans and investment securities” decreased 8% to ¥103,744 million compared to the same period of fiscal 2008. In Japan, “interest on loans and investment securities” decreased 5% to ¥85,066 million compared to ¥89,214 million in the same period of fiscal 2008, due to a decrease in revenues from the loan servicing (asset recovery) operations, where revenues are recognized under the cost recovery method. Overseas, revenues were down 20% to ¥18,678 million compared to ¥23,284 million in the same period of fiscal 2008, due to lower market interest rates chiefly in the U.S. and the foreign exchange effects of an appreciated yen.

Although we have been focusing on loans for corporate clients in the Corporate Financial Services, Investment Banking, and Overseas Business segments in recent years, we have adopted a more cautious approach for new transactions given increasing uncertainty in the outlook for the economy from the beginning of the latter half of fiscal 2008. However, as the business sentiment has worsened beyond initial projections, the policy moving forward will be one of increased vigilance in relation to credit.

A loss of ¥1,118 million recorded from “brokerage commissions and net gains on investment securities” resulted from declines in the financial markets, compared to a gain of ¥15,047 million in the same period of fiscal 2008. Brokerage commissions decreased 36% year on year to ¥2,492 million, compared to ¥3,874 million in the same period of fiscal 2008. A loss on investment securities of ¥3,610 million was recorded due to deterioration in the securities markets in the U.S. during the second period of fiscal 2009 and chiefly from first quarter losses in various private equity funds. A gain of ¥11,173 million was recognized in the same period of fiscal 2008.

“Life insurance premiums and related investment income” were down 2% to ¥62,963 million compared to the same period of fiscal 2008 due to a decrease in bond investment related income from deterioration in the markets, although life insurance premiums were flat year on year.

“Real estate sales” decreased 29% year on year to ¥28,697 million, due to an absence of gains in Oceania that had been recorded in the same period of fiscal 2008 and a decrease in number of condominiums sold in Japan. Residential condominium units developed through certain joint ventures are increasing, but are recorded under “equity in net income of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” more than doubled to ¥18,562 million year on year due to an increase in gains on sales of office buildings and other real estate not classified under discontinued operations (refer to Note 1 below).

“Other operating revenues” increased 12% year on year to ¥157,154 million. In Japan, revenues were up 17% to ¥130,092 million compared to ¥111,257 million in the same period of fiscal 2008, resulting from an increase in revenues associated with real estate management operations including golf courses and training facilities an increase in revenues associated with real estate management operations including golf courses and training facilities, and also the recognition of contributions from the beginning of fiscal 2009 of consolidated subsidiaries which had been acquired in fiscal 2008. Overseas, revenues were down 8% to ¥27,062 million compared to ¥29,493 million in the same period of fiscal 2008, despite an increase in revenues from advisory operations in the U.S., due to a decrease in contributions from ship finance-related revenues in Asia that had been recorded during the same period of fiscal 2008.

Note 1:	Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively

Expenses: ¥495,093 million (Up 7% year on year)

Expenses increased 7% to ¥495,093 million compared to the same period of fiscal 2008. Although “life insurance costs” and “selling, general and administrative expenses” were down year on year, “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “provision for doubtful receivables and probable loan losses” and “write-downs of securities” increased year on year.

“Interest expense” was up 4% to ¥53,233 million compared to the same period of fiscal 2008 due to an increase in Japan despite a decrease overseas. In Japan, “interest expense” increased 17% year on year due to an increase in average debt levels as well as higher interest rates. Overseas, although there were higher average debt levels, “interest expense” decreased 19% year on year mainly due to lower interest rates in the U.S. and the foreign exchange effects of an appreciated yen.

“Costs of operating leases” were up 8% to ¥98,840 million compared to the same period of fiscal 2008, mainly due to an increase in operating lease assets. In Japan, “costs of operating leases” increased 13% to ¥73,782 million due to higher depreciation costs compared to the same period of fiscal 2008. Overseas, due to the foreign exchange effects of an appreciated yen, “costs of operating leases” decreased 3% to ¥25,058 million compared to the same period of fiscal 2008.

“Life insurance costs” were down 2% year on year to ¥54,686 million.

“Costs of real estate sales” were flat year on year to ¥36,803 million. This resulted from an absence of the cost of real estate sales in Oceania that had been recorded in the same period of fiscal 2008, a year on year decrease in the number of condominiums sold in Japan, and recognition of write-downs resulting from an increase in development costs for certain condominiums under development.

“Other operating expenses” were up 15% year on year to ¥90,996 million resulting from the recognition of expenses from the beginning of fiscal 2009 of consolidated subsidiaries acquired in fiscal 2008, as previously mentioned in “other operating revenues.”

“Selling, general and administrative expenses” were down 2% to ¥127,838 million compared to the same period of fiscal 2008 due to an absence of one-off write-downs of intangible assets recorded in the same period of fiscal 2008, although expenses associated with the consolidated subsidiaries in which we invested in fiscal 2008 were recorded from the beginning of fiscal 2009. Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses.

“Provision for doubtful receivables and probable loan losses” almost doubled year on year to ¥27,471 million. Provisions for direct financing leases were down 5% year on year to ¥3,715 million compared to the same period of fiscal 2008. Provisions for loans more than doubled year on year to ¥23,756 million compared to the same period of fiscal 2008 mainly due to an increase in provisions for real estate companies.

As of September 30, 2008, ¥791,076 million, or 22% of all outstanding installment loans were to real estate companies. The loans have been collateralized mainly with real estate. Of this amount, ¥132,964 million has been individually evaluated for impairment and an allowance of ¥19,587 million was recorded, an increase on the same period of fiscal 2008. This does not include non-recourse loans to SPCs.

“Write-downs of securities” were up 49% year on year to ¥5,583 million due primarily to market valuation losses recorded from private equity investments both in Japan and overseas.

Net Income: ¥55,266 million (Down 40% year on year)

“Operating income” was down 43% year on year to ¥56,889 million due to the reasons noted above.

“Equity in net income of affiliates” decreased 12% to ¥21,570 million due to a decrease in profits from equity in net income of affiliates resulting from the sale of overseas affiliates in fiscal 2008 and the effects of the worsening domestic condominium market on equity method affiliates, despite during the first quarter an increase in profits from residential condominium units that were developed through certain joint ventures.

“Gains on sales of subsidiaries and affiliates, net” resulted in a loss of ¥233 million, while a gain of ¥6,055 million was recognized in the same period of fiscal 2008.

As a result, “income before income taxes, minority interests in earnings of subsidiaries and discontinued operations” decreased 40% year on year to ¥78,226 million.

“Minority interests in earnings of subsidiaries, net” decreased 41% year on year to ¥1,386 million.

“Income from continuing operations” decreased 42% year on year to ¥43,824 million.

“Discontinued operations, net of applicable tax effect” (refer to Note 1 on page 3) decreased 31% to ¥11,442 million year on year due mainly to a decrease in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” decreased 40% year on year to ¥55,266 million.

Segment Information

With the aim of promoting medium- to long-term company growth, the ORIX Group realigned, and presently operates under a reorganized structure to respond flexibly and swiftly to changes in market conditions. As of April 1, 2008, the ORIX Group implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six new business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in ORIX Group’s operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group obtain a competitive advantage.

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

Segment information for the second period of fiscal 2009 follows as below.

All segment profits (refer to Note 2 below) declined compared to the same period of fiscal 2008.

Note 2:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

Corporate Financial Services Segment:

The present business environment for the Corporate Financial Services segment has drastically changed since the latter half of fiscal 2008. In the second period of fiscal 2009, liquidity has rapidly deteriorated as financial institutions have taken a conservative stance toward loans for real estate, in addition to falling real estate demand and rising material costs. The result is increased funding difficulties and an increase in bankruptcies, especially for real estate companies. This segment is in close contact with risk management units working to contain the need for any future increase in the provision for doubtful receivable and probable loan losses through swift collection of loans and increased collateral requirements.

Segment revenues were up 7% year on year to ¥70,204 million compared to ¥65,662 million in the same period of fiscal 2008, due to contributions from the beginning of fiscal 2009 from companies in which we invested in fiscal 2008, that more than offset a decrease in direct financing lease revenues.

Segment profits decreased 59% to ¥7,145 million compared to ¥17,339 million in the same period of fiscal 2008 due to an increase in provisions specifically for loans to real estate companies and expenses recorded from the beginning of fiscal 2009 of consolidated subsidiaries invested in fiscal 2008, in addition to an increase in “interest expense”, despite an increase in operating revenues.

Segment assets decreased 8% to ¥1,840,383 million compared to March 31, 2008 due to curbing loans to corporate clients and direct financing lease assets, as a result of increased prudence in the selection of new transactions in response to increased credit risks from the overriding environment.

Maintenance Leasing Segment:

The automobile leasing operations face a harsher environment as demand is decreasing due to the economic slowdown and maintenance costs are rising due to higher prices of materials. Furthermore, the automobile rental operations performed under capacity due to the sudden rise in gasoline prices, and the drop in stock prices and rising costs of living caused a downturn in consumer sentiment. Similarly, the demand for precision measuring and other equipment rental operations showed a declining trend during the second period of fiscal 2009.

Segment revenues increased 3% year on year to ¥117,562 million compared to ¥114,430 million in the same period of fiscal 2008, due to an increase in revenues from operating leases in the automobile leasing operations.

Segment profits decreased 19% to ¥14,752 million compared to ¥18,292 million during the same period of fiscal 2008 due to an increase in operating lease assets, accompanied by an increase in operating expenses including depreciation, in addition to an increase in expenses related to the automobile maintenance services caused by rising material costs.

Segment assets were ¥655,308 million, flat with March 31, 2008 levels, due to a decrease in direct financing lease assets, despite an expansion of operating lease assets.

Real Estate Segment:

The severe credit environment instigated by the retreat of foreign financial institutions and more conservative lending by domestic banks has resulted in bankruptcies of listed real estate companies and J-REITs. According to recent figures on benchmark land prices released by the Ministry of Land, Infrastructure, Transport and Tourism, despite increases being seen in the three major metropolitan areas, average nationwide commercial land prices are on the decline. Office building rental and occupancy levels in metropolitan areas are stable in comparison with other major overseas cities, however shifts toward weaker trends are evident. The condominium market is starting to see increases in unsold units (inventory) in suburban areas in tandem with reassessments and realignments in pricing.

Despite the prevailing environment, sales of the real estate under operating leases have continued on schedule, with healthy rent and occupancy levels maintained. In the current credit crunch affected market, stable cash flows have been secured without hurried property sales. Moving forward, regular asset turnover, portfolio sales, and making carefully selected opportunistic purchases of properties that are promising from a long to medium-term perspective, will continue to be the strategy pursued.

Due to the sudden downturn in the market, new developments in the condominium operations have been put on hold with the timely sale of completed projects being targeted.

Segment revenues decreased 3% to ¥142,937 million compared to ¥147,265 million in the same period of fiscal 2008, due to the absence of real estate sales recorded in Oceania in the same period of fiscal 2008, in addition to a decrease in the number of condominiums sold recognized under real estate sales. These factors more than offset gains on sales of real estate under operating leases, and an increase in revenues associated with the real estate rental operations including office buildings, and management operations including golf courses and training facilities.

Segment profits decreased 5% to ¥40,111 million compared to ¥42,246 million in the same period of fiscal 2008 due to a decrease in real estate sales, recognition of write-downs as mentioned above, in addition to an increase in interest expenses, despite an increase in the contributions recorded mainly in the first quarter from condominiums developed through certain joint ventures, and contributions from “gains on sales of real estate under operating leases.” Furthermore, the total number of condominiums sold, including those developed through certain joint ventures which were accounted for under the equity method, declined to 1,377 units in the second period of fiscal 2009, compared to 1,545 units in the same period of fiscal 2008.

Segment assets increased 5% to ¥1,129,058 million compared to March 31, 2008, due mainly to an increase in operating assets, including operating lease assets.

Investment Banking Segment:

As a result of the effects of the global credit crunch, triggered by the subprime loan problem, and the effects of financial system instability, the financial markets continue to be extremely volatile and the securities-related business environment continues to be severe. As mentioned above, the heretofore expanding non-recourse loan market has seen a rapid decline due to the effects of decreased liquidity in the domestic real estate market.

In such an operating environment, the policy has been to enhance monitoring of current investments, while being even more selective in pursuing new transactions.

Segment revenues decreased 18% to ¥48,248 million compared to ¥58,558 million in the same period of fiscal 2008, due to the recognition of losses from investments in private equity funds and alternative investments, and a decrease in revenues from interest on installment loans caused by a decrease in revenues in the loan servicing (asset recovery) operations, despite increased interest from securities as a result of an increase in specified bonds, which are equivalent to non-recourse loans.

Segment profits decreased 59% to ¥12,326 million compared to ¥30,274 million in the same period of fiscal 2008, due to a decrease in segment revenues and a decrease in profits from domestic affiliates accounted for under the equity method.

Segment assets were down 4% to ¥1,634,570 million compared to March 31, 2008.

Retail Segment:

This segment consists of the mortgage, card loan, life insurance, and securities trading businesses. The insurance business’ fund management and the securities business’ online trading securities operations have been significantly affected by the turmoil in the international financial markets. In addition, due to the effects of the worsening real estate business environment, segment provisions for doubtful receivables and probable loan losses are increasing. The card loan business was flat year on year, however the industry is seeing a declining trend due to voluntary self-regulation of total volume control which will be implemented during the next fiscal year as a result of revision of Article 4 of the Money-Lending Business Control and Regulation Law. Even in this severe business environment, we continue to provide products and services with high potential needs through the pursuit of our unique expertise and efficiency in niche markets.

Segment revenues were down 3% to ¥96,105 million compared to ¥99,478 million during the same period of fiscal 2008 due to decreases in commissions from the securities business and brokerage investment income in the life insurance business, despite an increase in revenues in the housing loan operations.

Segment profits were down 39% to ¥8,222 million compared to ¥13,479 million in the same period of fiscal 2008 due to an increase in provisions for doubtful receivables and probable loan losses and a decrease in revenues from brokerage commissions, related investment income primarily caused by the worsening market conditions.

Segment assets were ¥1,464,074 million, flat with March 31, 2008 levels.

Overseas Business Segment:

The U.S. corporate finance market is most receiving the brunt of the credit crunch brought on by the financial crisis. Therefore, new investments are strictly selected. However, we are continuing the policy of taking advantage of profit-earning opportunities arising from the current environment whilst at the same time maintaining a cautious stance.

Dislocation in the international financial markets has also spread to the Asian region. However, as the real economy was comparatively robust, revenue from financial services operation in the region maintained stable. Moving forward, operations will continue while closely watching the effects of the financial crisis on the Asian region, along with selectively pursuing investment opportunities for principal investment and non-performing loan investment businesses based on long-standing local business partners, capitalizing on our capabilities and expertise accumulated in Japan and the U.S.

Segment revenues were down 18% to ¥93,317 million compared to ¥113,707 million in the same period of fiscal 2008 due to decreased revenues on interest from installment loans as a result of losses from the worsening securities market in the U.S., declines in market interest rates, and an appreciated yen, in addition to a decline in aircraft sales revenues in Europe and Oceania and ship-related revenues in Asia.

Segment profits decreased 61% to ¥13,968 million compared to ¥35,914 million in the same period of fiscal 2008 due to decreases in operating revenues, in addition to a decrease in profits from the sale of affiliated companies accounted for under the equity method in Asia.

Segment assets were up 8% to ¥1,123,987 million compared to March 31, 2008.

Summary of Second Quarter (Three Months Ended September 30, 2008)

Revenues were flat year on year at ¥280,334 million compared to the same quarter of fiscal 2008.

Revenues from “direct financing leases” were down compared to the same quarter of fiscal 2008 due to a decrease in direct financing lease assets and a decrease in gains from securitizations. Revenues from “operating leases” increased compared to the same quarter of fiscal 2008 in line with an increase in operating lease assets. “Interest on loans and investment securities” were down compared to the same quarter of fiscal 2008 due to a decrease in installment loans. Losses on “brokerage commissions and net gains on investment securities” were recorded resulting from deterioration in the securities markets in the U.S. “Life insurance premiums and related investment income” were down year on year due to a decrease in investment income compared to the same quarter of fiscal 2008. “Real estate sales” were down due to a decrease in the number of condominiums sold compared to the same quarter of the fiscal 2008. “Gains on sales of real estate under operating leases” were up compared to the same quarter of fiscal 2008 due to sales of office buildings and other real estate not classified under discontinued operations. “Other operating revenues” were up year on year.

Expenses were up 10 % to ¥259,459 million compared to the same quarter of fiscal 2008.

“Interest expense” was up year on year due to higher average debt levels and higher domestic interest rates. “Costs of operating leases” were up year on year in line with the increase in operating lease assets. “Life insurance costs” were down compared with the same quarter of fiscal 2008. “Costs of real estate sales” were up year on year due to the recognition of market valuation losses. Increased “other operating expenses” resulted in an increase in “other operating revenues.” “Selling, general and administrative expenses” were down year on year. “Provision for doubtful receivables and probable loan losses” increased compared to the same quarter of fiscal 2008 due mainly to an increase in provisions for real estate companies. “Write-downs of securities” were up year on year due to deterioration in the financial markets compared to the same quarter of fiscal 2008.

The foregoing changes resulted in a decrease in “operating income” by ¥24,548 million to ¥20,875 million compared with the same quarter of the fiscal 2008.

“Equity in net income of affiliates” was up 4% to ¥6,934 million. “Gains on sales of subsidiaries and affiliates” decreased due to the absence of gains that had been recorded in the same quarter of fiscal 2008 as a result of the sale of overseas affiliates primarily in Asia.

“Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased by ¥30,340 million to ¥27,807 million compared to the same quarter of fiscal 2008.

“Minority interests in earnings of subsidiaries” of ¥676 million were recorded, and income from continuing operations decreased by ¥19,082 million to ¥14,515 million compared to the same quarter of fiscal 2008.

“Discontinued operations, net of applicable tax effect” was ¥8,392 million, due mainly to gains on sales of real estate under operating leases in Japan. As a result, “net income” in the second quarter of this fiscal year decreased by ¥23,323 million to ¥22,907 million compared with a “net income” of ¥46,230 million in the same quarter of fiscal 2008.

Operating Assets: ¥7,144,876 million (Down 1% on March 31, 2008)

Operating assets were down 1% to ¥7,144,876 million compared to March 31, 2008. This is the result of decreases in “Investment in direct financing leases” and “installment loans,” due to caution toward new transactions. This offset the increases in “investment in operating leases” and “investment in securities,” while “Other operating assets” remained at March 31, 2008 levels.

(2) Liquidity and Capital Resources

ORIX Group’s funding from long- and short-term debt and acceptance of deposits on a consolidated basis, as of September 30, 2008, was 6,293 billion yen.

Funding was mainly comprised of borrowings from financial institutions and direct fund procurement from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies, for a total of approximately 230 institutions. Procurement from the capital markets was composed of the issuance of ORIX straight bonds, commercial paper (CP), medium-term notes issued by ORIX and three overseas subsidiaries, the securitization of operating assets, and through equity and other equity-related finance. The ratio of funding, including deposits, from capital markets to total debt with deposits was 47%.

As strengthening funding stability and lowering funding costs is the most important subject in financial activity, we are striving to diversify and decentralize funding methods while aiming to increase the efficiency of funds. For this reason, in addition to implementing a cash management system with our domestic subsidiaries to concentrate fund management, we are proactively working on stable funding through such methods as CP sales to investors, issuance of straight bonds to individual and institutional investors, and the securitization of various assets such as lease receivables, installment loans and investment securities. We are also securing liquidity through methods such as establishing committed credit lines. These are managed to respond to changing circumstances through in-depth ALM (Asset Liability Management), and ORIX funding continues to be stable.

Debt

(a) Short-term debt

	September 30, 2008 (Millions of yen)	March 31, 2008 (Millions of yen)
Borrowings from financial institutions	624,491	655,549
Commercial paper	648,969	661,550
Medium-term notes	8,000	13,048

Total	1,281,460	1,130,147

Short-term debt at the end of the second fiscal quarter was 1,281,460 million yen, 22% of the total amount of debt compared to 23% at the end of the previous fiscal year.

(b) Long-term debt

	September 30, 2008 (Millions of yen)	March 31, 2008 (Millions of yen)
Borrowings from financial institutions	2,740,721	2,693,233
Bonds	1,270,281	1,270,428
Medium-term notes	110,998	123,606
Payable under securitized lease and loan receivables	367,196	374,920

Total	4,489,196	4,462,187

Long-term debt at the end of the second fiscal quarter was 4,489,196 million yen, 78% of the total amount of debt compared to 77% at the end of the previous fiscal year. 61% of long-term debt consisted of borrowings from financial institutions.

(3) Summary of Cash Flows

Cash and cash equivalents decreased by ¥1,945 million to ¥318,710 million compared to March 31, 2008.

“Cash flows from operating activities” provided ¥125,894 million in the second period of fiscal 2009, having provided ¥2,027 million in the same period of fiscal 2008, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, and the adjustments of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” in addition to a decrease in “net income” compared to the same period of fiscal 2008.

“Cash flows from investing activities” used ¥112,122 million in the second period of fiscal 2009, having used ¥557,731 million in the same period of fiscal 2008, due to a decrease in “purchases of lease equipment” and a decrease in “installment loans made to customers” which was less than the “principal collected on installment loans” resulting from the implementation of a more prudent stance towards new transactions, despite a decrease in “proceeds from sales of investment in affiliates” compared to the same period of fiscal 2008.

“Cash flows from financing activities” used ¥16,415 million in the second period of fiscal 2009, having provided ¥595,735 million in the same period of fiscal 2008, due to a decrease in proceeds from debts and an increase in repayment of debts.

(4) Challenges to be addressed

There were not any significant changes.

(5) Research and Development Activity

There were not any significant changes.

5.     Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥133,747 million for the three months ended September 30, 2008.

(b) Details of facilities for rent

Details of facilities for rent at September 30, 2008 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	600,768	41.7%
Measuring equipment and personal computers	179,263	12.4
Real estate and other	660,618	45.9

Subtotal	1,440,649	100.0%
Accumulated depreciation	(360,801)	—

Net	1,079,848	—

Accrued rental receivables	15,859	—

Total	1,095,707	—

(c) Plans for acquisition and disposal of facilities

For the three months ended September 30, 2008, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare

Facilities for management such as golf courses and training facilities

(b) Status of main facilities not for rent

i) The Company

For the three months ended September 30, 2008, there were not any significant changes of major facilities.

ii) Subsidiaries in Japan

For the three months ended September 30, 2008, there were not any significant changes of major facilities.

iii) Overseas subsidiaries

For the three months ended September 30, 2008, there were not any significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

For the three months ended September 30, 2008, there were not any significant changes in acquisition and disposal of facilities not for rent.

6.     Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the three months ended September 30, 2008 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	September 30, 2008	Increase, net	September 30, 2008	Increase, net	September 30, 2008
9	92,214	39	102,207	39	129,386

Note: Additional paid-in capital represented as shown above is based on Japanese GAAP.

(2) List of Major Shareholders

The following is a list of major shareholders as of September 30, 2008:

Name Address	Number of shares held (in thousands)	Percentage of total shares issued

Japan Trustee Services Bank, Ltd. (Trust Account)	8,959	9.72%
1-8-11, Harumi, Chuo-ku, Tokyo
The Master Trust Bank of Japan, Ltd. (Trust Account)	5,333	5.78
2-11-3, Hamamatsu-cho, Minato-ku, Tokyo
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	4,032	4.37
1-8-11, Harumi, Chuo-ku, Tokyo
State Street Bank and Trust Company	3,608	3.91
P.O. BOX 351, Boston, MA 02101 U.S.A.
State Street Bank and Trust Company 505223	2,603	2.82
P.O. BOX 351, Boston, MA 02101 U.S.A.
NATSCUMCO	2,047	2.22
111 Wall Street, New York, NY 10043 U.S.A.
The Chase Manhattan Bank 385036	1,836	1.99
360 N. Crescent Drive, Beverly Hills, CA 90210 U.S.A.
Mellon Bank, N.A. As Agent For Its Client Mellon Omnibus US Pension	1,673	1.81
One Boston Place, Boston, MA 02108 U.S.A.
SSBT OD05 OMNIBUS CHINA TREATY 808150 338 Pitt Street, Sydney, Nsw 2000 Australia	1,504	1.63
Mizuho Corporate Bank, Ltd.
Harumi Island Triton Square Office Tower Z, 1-8-12, Harumi, Chuo-ku, Tokyo	1,500	1.63

Total	33,100	35.90%

Notes:

(a)	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.
(b)	NATS CUMCO is the nominee name of the depositary bank, Citibank Japan Ltd., for the aggregate of Citibank’s American Depositary Receipts (ADRS) holders.
(c)	The Company has 3,490 thousands of shares of treasury stocks (3.78%) as of September 30, 2008 which is not included in the List of Major Shareholders above.

(d) Fidelity Investments Japan Limited and FMR LLC, jointly filed an amended report as required under Japanese regulations on May 22, 2008 that shows their share holdings of the Company as of May 15, 2008. But the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Fidelity Investments Japan Limited	219	0.24%
FMR LLC	3,548	3.85

Total	3,767	4.09%

(e) Barclays Global Investors Japan Ltd., Barclays Global Investors, N.A., Barclays Global Fund Advisors and Barclays Global Investors Ltd. jointly filed an amended report as required under Japanese regulations on July 7, 2008 that shows their share holdings of the Company as of June 30, 2008. But the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Barclays Global Investors Japan Ltd.	1,279	1.39%
Barclays Global Investors, N.A.	1,354	1.47
Barclays Global Fund Advisors	664	0.72
Barclays Global Investors Ltd.	819	0.89

Total	4,118	4.47%

(f) Capital Research and Management Company, Capital Guardian Trust Company, Capital International Limited, Capital International Inc., Capital International S.A. and Capital International K.K. jointly filed an amended report as required under Japanese regulations on September 19, 2008 that shows their share holdings of the Company as of September 15, 2008. But the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2008.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Capital Research and Management Company	919	1.00%
Capital Guardian Trust Company	3,658	3.97
Capital International Limited	1,003	1.09
Capital International Inc.	1,039	1.13
Capital International S.A.	300	0.33
Capital International K.K.	312	0.34

Total	7,234	7.85%

7.     Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	September 30, 2008	March 31, 2008
Assets	Millions of yen	Millions of yen
Cash and Cash Equivalents	318,710	320,655
Restricted Cash	144,224	143,883
Time Deposits	1,066	511
Investment in Direct Financing Leases	1,052,304	1,098,128
Installment Loans	3,620,587	3,766,310
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(121,252)	(102,007)
Investment in Operating Leases	1,095,707	1,019,956
Investment in Securities	1,179,210	1,121,784
Other Operating Assets	197,068	197,295
Investment in Affiliates	317,465	327,763
Other Receivables	237,575	284,286
Inventories	210,401	232,850
Prepaid Expenses	55,380	47,657
Office Facilities	88,396	89,533
Other Assets	501,248	446,366

Total Assets	8,898,089	8,994,970

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	September 30, 2008	March 31, 2008
	Millions of yen	Millions of yen
Liabilities and Shareholders’ Equity
Liabilities:
Short-Term Debt	1,281,460	1,330,147
Deposits	522,259	470,683
Trade Notes, Accounts Payable and Other Liabilities	356,675	392,346
Accrued Expenses	88,743	112,461
Policy Liabilities	469,906	486,379
Current and Deferred Income Taxes	231,091	267,692
Security Deposits	170,261	163,872
Long-Term Debt	4,489,196	4,462,187

Total Liabilities	7,609,591	7,685,767

Minority Interests	44,405	41,286

Commitments and Contingent Liabilities
Shareholders' Equity:
Common Stock	102,207	102,107
Additional Paid-in Capital	136,181	135,159
Retained Earnings:
Legal reserve	—	2,220
Retained earnings	1,115,175	1,081,219

Subtotal	1,115,175	1,083,439

Accumulated Other Comprehensive Income (Loss)	(46,768)	(19,295)

Treasury Stock, at Cost	(62,702)	(33,493)

Total Shareholders’ Equity	1,244,093	1,267,917

Total Liabilities and Shareholders’ Equity	8,898,089	8,944,970

(2) Condensed Consolidated Statement of Income (Unaudited)

Six months ended September 30, 2008
Millions of yen
Revenues:
Direct financing leases	34,751
Operating leases	147,229
Interest on loans and investment securities	103,744
Brokerage commissions and net gains (losses) on investment securities	(1,118)
Life insurance premiums and related investment income	62,963
Real estate sales	28,697
Gains on sales of real estate under operating leases	18,562
Other operating revenues	157,154

Total revenues	551,982

Expenses:
Interest expense	53,233
Costs of operating leases	98,840
Life insurance costs	54,686
Costs of real estate sales	36,803
Other operating expenses	90,996
Selling, general and administrative expenses	127,838
Provision for doubtful receivables and probable loan losses	27,471
Write-downs of securities	5,583
Foreign currency transaction loss, net	(357)

Total expenses	495,093

Operating Income	56,889

Equity in Net Income of Affiliates	21,570
Gains (Losses) on Sales of Subsidiaries and Affiliates, Net	(233)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	78,226
Provision for Income Taxes	33,016

Income before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	45,210

Minority Interests in Earnings of Subsidiaries, Net	1,386

Income from Continuing Operations	43,824

Discontinued Operations:
Income from discontinued operations, net	19,031
Provision for income taxes	(7,589)

Discontinued operations, net of applicable tax effect	11,442

Net Income	55,266

Per Share Data (Unaudited)

Yen
Six months ended September 30, 2008
Earnings Per Share-Basic:
Income from Continuing Operations	492.58
Discontinued Operations	128.61
Net Income	621.19

Earnings Per Share-Diluted:
Income from Continuing Operations	485.64
Discontinued Operations	125.15
Net Income	610.79

Three months ended September 30, 2008
Millions of yen
Revenues:
Direct financing leases	17,291
Operating leases	74,924
Interest on loans and investment securities	52,623
Brokerage commissions and net gains (losses) on investment securities	(1,038)
Life insurance premiums and related investment income	29,981
Real estate sales	19,267
Gains on sales of real estate under operating leases	8,761
Other operating revenues	78,525

Total revenues	280,334

Expenses:
Interest expense	27,152
Costs of operating leases	49,057
Life insurance costs	28,327
Costs of real estate sales	25,180
Other operating expenses	45,972
Selling, general and administrative expenses	63,685
Provision for doubtful receivables and probable loan losses	17,073
Write-downs of securities	3,668
Foreign currency transaction loss, net	(655)

Total expenses	259,459

Operating Income	20,875

Equity in Net Income of Affiliates	6,934
Gains (Losses) on Sales of Subsidiaries and Affiliates, Net	(2)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	27,807
Provision for Income Taxes	12,616

Income before Minority Interests in Earnings of Subsidiaries and Discontinued Operations	15,191

Minority Interests in Earnings of Subsidiaries, Net	676

Income from Continuing Operations	14,515

Discontinued Operations:
Income from discontinued operations, net	14,058
Provision for income taxes	(5,666)

Discontinued operations, net of applicable tax effect	8,392

Net Income	22,907

Per Share Data (Unaudited)

Yen
Three months ended September 30, 2008
Earnings Per Share-Basic:
Income from Continuing Operations	163.61
Discontinued Operations	94.59
Net Income	258.20

Earnings Per Share-Diluted:
Income from Continuing Operations	162.52
Discontinued Operations	92.10
Net Income	254.62

(3) Condensed Consolidated Statement of Cash Flows

Millions of yen
Six months ended September 30, 2008
Cash Flows from Operating Activities:
Net income	55,266
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,369
Provision for doubtful receivables and probable loan losses	27,471
Decrease in policy liabilities	(16,473)
Gains from securitization transactions	(212)
Equity in net income of affiliates	(21,570)
Gains on sales of subsidiaries and affiliates, net	233
Minority interests in earnings of subsidiaries, net	1,386
Gains on sales of available-for-sale securities	(92)
Gains on sales of real estate under operating leases	(18,562)
Gains on sales of operating lease assets other than real estate	(4,275)
Write-downs of securities	5,583
Increase in restricted cash	(216)
Decrease in loans held for sale	10,285
Increase in trading securities	(454)
Decrease in inventories	18,667
Increase in prepaid expenses	(7,885)
Decrease in accrued expenses	(19,600)
Increase in security deposits	2,933
Other, net	(3,960)

Net cash provided by operating activities	125,894

Millions of yen
Six months ended September 30, 2008
Cash Flows from Investing Activities:
Purchases of lease equipment	(474,758)
Principal payments received under direct financing leases	232,725
Net proceeds from securitization of lease receivables, loan receivables and securities	20,112
Installment loans made to customers	(629,748)
Principal collected on installment loans	758,311
Proceeds from sales of operating lease assets	111,108
Investment in affiliates, net	(2,244)
Proceeds from sales of investment in affiliates	1,953
Purchases of available-for-sale securities	(219,951)
Proceeds from sales of available-for-sale securities	79,148
Proceeds from redemption of available-for-sale securities	72,017
Purchases of other securities	(62,111)
Proceeds from sales of other securities	20,586
Purchases of other operating assets	(6,146)
Acquisitions of subsidiaries, net of cash acquired	(4,857)
Other, net	(8,267)

Net cash used in investing activities	(112,122)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(131,151)
Proceeds from debt with maturities longer than three months	1,249,643
Repayment of debt with maturities longer than three months	(1,112,355)
Net increase in deposits due to customers	51,487
Issuance of common stock	199
Dividends paid	(23,529)
Net decrease in call money	(21,500)
Acquisition of treasury stock	(29,290)
Other, net	81

Net cash used in financing activities	(16,415)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	698

Net Decrease in Cash and Cash Equivalents	(1,945)
Cash and Cash Equivalents at Beginning of Period	320,655

Cash and Cash Equivalents at End of Period	318,710

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.     Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate lease or loan are being deferred and amortized as yield adjustments over the life of related direct financing lease or loan by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances or, deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under U.S. GAAP, these are calculated by the methodology which relevant authorities accept, under Japanese GAAP.

(d) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, all business combinations are accounted for using the purchase method. Accounting for business combinations using the pooling of interest method is no longer allowed.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet.

Under Japanese GAAP, the unrealized net actuarial loss is fully amortized over a certain term within the average remaining service period of employees expected to receive related benefits. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheet.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial result of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statement of income. The result of discontinued operations was reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(g) Minority interests

Under U.S. GAAP, “minority interests” are stated separately and in-between Liabilities and Stockholders’ Equity in the consolidated balance sheets.

Under Japanese GAAP, Stockholders’ Equity, Liabilities and Net Assets are presented separately in the consolidated balance sheets, and “minority interests” are included in Net Assets.

(h) Segment information

In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(i) Classification in consolidated statement of cash flows

Classification in the statement of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2.     Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to Emerging Issue Task Force (“EITF”) 96-16 (“Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (v)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency.

Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transition price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries records revenue net of third-party services costs. Revenues from automobile maintenance services are deferred and taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statement of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain initial costs to originate lease (“initial direct costs”) are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost are computed using the interest method.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are stated at cost less accumulated depreciation, which was ¥360,801 million and ¥350,584 million at September 30, 2008 and March 31, 2008, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from such previously leased real estate disposed, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, net, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the six months and the three months ended September 30, 2008 amounted to ¥5,437 million, ¥3,052 million respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or under equity method.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the next six months. In addition, the Company and its subsidiaries charge against income losses related to debt securities in situations where it is considered that the decline in the fair value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes, minority interests in earnings of subsidiaries and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes, minority interests in earnings of subsidiaries and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates are 42.2% for the six months ended September 30, 2008. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9% for the six months ended September 30 2008. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

The Company and its subsidiaries have followed FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”). According to the interpretation, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statement of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continue to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of interests that continue to be held is other than temporary, the Company and its subsidiaries consider the value of the interests that continue to be held to be impaired and record a write-down of the interests that continue to be held to fair value.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

(k) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employees’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”). FASB Statement No. 123(R) requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2008 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(q) Installment loans

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of September 30, 2008, and March 31, 2008, are ¥ 63,281 million and ¥ 97,317 million, respectively.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥20,464 million and ¥17,838 million as of September 30, 2008 and March 31, 2008, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and accrued assets of sold receivables.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sales). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of September 30, 2008, and March 31, 2008, advance and/or progress payments were ¥193,306 million and ¥210,312 million, respectively, and finished goods were ¥17,095 million and ¥22,538 million, respectively.

For the six months ended September 30 and the three months ended September 30, 2008, a certain subsidiary recorded ¥8,179 million and ¥5,098 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥36,528 million and ¥35,857 million as of September 30, 2008 and March 31, 2008, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and, advance payments made in relation to purchases of assets to be leased and to construction of real estate under operating lease.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combination”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥82,532 million and ¥82,196 million as of September 30, 2008 and March 31, 2008, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and guarantee liabilities.

(y) Capitalization of interest costs

The company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No.144, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement.

(ab) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM.

(ac) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss included in the consolidated statement of income in the period in which the change in ownership interest occurs.

(ad) Recently adopted accounting standards

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”) as of April 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

For information about Fair Value Measurements, see Note 3.

The Company and its subsidiaries adopted FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) as of April 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value at specified election dates, which have not been measured at fair value. A business entity shall report unrealized gain and losses for which the fair value option has been elected in earnings at each subsequent reporting date. The Company and its subsidiaries did not choose fair value option as of adoption date, April 1, 2008, for any asset and liability, which have not been measured at fair value. Therefore adoption of this Statement had no effect on the Company and its subsidiaries’ results of operations or financial position as of adoption date.

The Company and its subsidiaries have choose fair value options on investment in affiliates, which is the relatively short- term investment in order to get the capital gain and is listed on stock exchange market. The Company and its subsidiaries believe that such investment is appropriately reported on the reliable amount by the election of fair value option.

For information about Fair Value Option, see Note 3.

3.    Fair Value Measurements

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements“). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Statement classifies and prioritizes inputs used to valuation techniques to measure fair value into the following three levels.

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 —	Unobservable inputs for the assets or liabilities.

This Statement differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure trading securities, available-for-sale securities, and derivatives at fair value on a recurring basis.

The Company and its subsidiaries adopted FSP 157-2 (“Effective Date of FASB Statement No. 157 ”) as of April 1, 2008. This Staff Position defers the effective date of FASB Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. As for the disclosures for assets and liabilities measured at fair value on a nonrecurring basis are omitted.

The following table presents recorded amounts of financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2008:

September 30, 2008

Financial Assets:	Millions of yen
	Total carrying value in consolidated balance sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalent	20,987	20,987	—	—
Trading securities	34,509	4,863	29,488	158
Available-for-sale securities	916,165	75,021	399,807	441,337
Investment in affiliate	6,099	6,099	—	—
Derivative Assets	20,227	1,568	17,684	975
Others	1,624	—	1,624	—

	999,611	108,538	448,603	442,470

Others mainly included in other securities.

In addition, the amount of ¥6,099 million of investment in affiliate is measured at fair value by the election of fair value option of FASB Statement No. 159. The amount of ¥2,099 million, which is the change of the fair value of such investment, is recognized as equity net income of affiliates in consolidated statement of income for the six months ended September 30, and the three months ended September 30, 2008.

September 30, 2008

Financial Liabilities:	Millions of yen
	Total carrying value in consolidated balance sheet	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Liabilities	15,052	592	14,460	—

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from April 1, 2008 to September 30, 2008:

	Millions of yen
	Significant unobservable Inputs (Level 3)
	Trading securities and Available-for-sale securities	Derivatives
Balance at March 31, 2008	437,939	—
Total gains or losses (realized/ unrealized)	(2,535)	975
Included in earnings	(1,375)	975
Included in other comprehensive income	(1,160)	—
Purchases, sales, and redemptions	1,337	—
Transfers in Level 3	4,754	—

Balance at September 30, 2008	441,495	975

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(1,281)	975

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from July 1, 2008 to September 30, 2008:

	Millions of yen
	Significant unobservable Inputs (Level 3)
	Trading securities and Available-for-sale securities	Derivatives
Balance at June 30, 2008	452,736	—
Total gains or losses (realized/ unrealized)	(3,224)	975
Included in earnings	(1,549)	975
Included in other comprehensive income	(1,675)	—
Purchases, sales, and redemptions	(12,196)	—
Transfers in Level 3	4,179	—

Balance at September 30, 2008	441,495	975

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	(1,455)	975

The following is a description of the main valuation methodologies used for instruments measured at fair value on recurring base.

Trading securities and Available-for-sale securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as prices for similar assets or liabilities and these securities classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology. Such securities are classified as level 3, as the valuation models are based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified Level 1. For non-exchange traded derivatives, fair value is based on generic models and discounted cash flow methodology. If the inputs used for these measurements that include yield curves, volatilities, are observable, we classify it as Level 2. If the inputs are not observable, we classify it as Level 3.

4.    Investment in Securities

Investment in securities at September 30, 2008 and March 31, 2008 consists of the following:

	Millions of yen
	September 30, 2008	March 31, 2008
Trading securities	34,509	34,535
Available-for-sale securities	916,165	884,777
Other securities	228,536	202,472

Total	1,179,210	1,121,784

Other securities consist mainly of non-marketable equity securities and preferred capital shares carried at cost, and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at September 30, 2008 and March 31, 2008 are as follows:

September 30, 2008

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	26,584	100	(14)	26,670
Japanese prefectural and foreign municipal bond securities	58,064	217	(283)	57,998
Corporate debt securities	264,311	878	(7,697)	257,492
Mortgage-backed and other asset-backed securities	492,791	11,634	(9,830)	494,595
Equity securities	63,424	24,677	(8,691)	79,410

	905,174	37,506	(26,515)	916,165

March 31, 2008

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	26,599	167	(9)	26,757
Japanese prefectural and foreign municipal bond securities	42,341	587	(2)	42,926
Corporate debt securities	252,305	3,375	(3,162)	252,518
Mortgage-backed and other asset-backed securities	456,347	7,729	(1,876)	462,200
Equity securities	54,701	49,848	(4,173)	100,376

	832,293	61,706	(9,222)	884,777

Included in interest on loans and investment securities in the consolidated statement of income is interest income on investment securities of ¥11,938 million and ¥6,281 million, for the six months and the three months ended September 30, 2008, respectively.

5.    Investment in Affiliates

Investment in affiliates at September 30, 2008, and March 31, 2008 consists of the following:

	Millions of yen
	September 30, 2008	March 31, 2008
Common stock, at equity value	311,709	319,840
Loans	5,756	7,923

	317,465	327,763

Combined and condensed information relating to the affiliates accounted for by the equity method for the six months ended September 30, 2008 and the fiscal year ended March 31, 2008 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen
	September 30, 2008	March 31, 2008
Operations:
Total revenues	692,147	1,738,670
Income before income taxes	62,726	206,009
Net income	50,299	158,949

Financial position:
Total assets	4,652,791	4,326,436
Total liabilities	3,546,874	3,298,243
Shareholders’ equity	1,105,917	1,028,193

6.     Shareholders’ Equity

as of September 30, 2008 and for the six months ended September 30, 2008

	Type and number of outstanding shares, including treasury shares

Common stock, 92,214 thousand shares

‚	Type and number of treasury shares

Common stock, 3,490 thousand shares

The Company acquired 1,800 thousand shares of treasury stocks for ¥29,290 million in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions.

ƒ	Stock acquisition rights

Liquid Yield Option Notes	Convertible into 2,252,282 shares of common stock
2006 Stock acquisition rights	¥1,764 million, exercisable after June 21, 2008
2007 Stock acquisition rights	¥1,123 million, exercisable after July 5, 2009
2008 Stock acquisition rights	¥68 million, exercisable after July 18, 2010

„	Dividends

Resolution	The board of directors on May 22, 2008
Type of shares	Common stock
Total dividends paid	¥23,529 million
Dividend per share	¥260.00
Date of dividend record	March 31, 2008
Date of entry into force	May 22, 2008
Dividend resource	Retained earnings

…	Others

The Company reduced the legal reserve and reclassified to retained earnings for ¥2,220 million, for the purpose of simplifying the presentation of shareholders’ equity, during the second quarter in fiscal 2009.

7.    Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months and the three months ended September 30, 2008 are as follows:

Millions of yen
Six months ended September 30, 2008
Personnel expenses	71,461
Selling expenses	16,583
Administrative expenses	37,878
Depreciation	1,916

Total	127,838

Millions of yen
Three months ended September 30, 2008
Personnel expenses	35,948
Selling expenses	8,002
Administrative expenses	18,767
Depreciation	968

Total	63,685

8.    Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months and the three months ended September 30, 2008 consists of the following:

Millions of yen
Six months ended September 30, 2008
Service cost	1,520
Interest cost	672
Expected return on plan assets	(1,025)
Amortization of transition obligation	(1)
Amortization of net actuarial loss	363
Amortization of prior service credit	(604)
Plan curtailments and settlements	—

Net periodic pension cost	925

Millions of yen
Three months ended September 30, 2008
Service cost	760
Interest cost	336
Expected return on plan assets	(513)
Amortization of transition obligation	(1)
Amortization of net actuarial loss	182
Amortization of prior service credit	(302)
Plan curtailments and settlements	—

Net periodic pension cost	462

9.    Discontinued Operations

FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale to discontinued operations, without significant continuing involvement in the operations.

Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries, the business units, and certain properties, which have been sold or to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statement of income.

The Company determined to dispose by sale a subsidiary in Japan, which operates real estate business, for the three months ended September 30, 2008. The related assets and liabilities mainly include other operating assets of ¥14,148 million, cash and cash equivalents of ¥1,594 million and long-term debt of ¥13,585 million in the accompanying consolidated balance sheets at September 30, 2008.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the six months and the three months ended September 30, the Company and its subsidiaries earned ¥18,490 million and ¥13,927 of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale properties for rental of ¥21,085 million and ¥28,048 million which are mainly included in investment in operating leases in the accompanying consolidated balance sheets at September 30, 2008 and March 31, 2008.

Discontinued operations for the six months and the three months ended September 30, 2008 consist of the following:

Millions of yen
Six months ended September 30, 2008
Revenues	20,498
Income from discontinued operations, net	19,031

Millions of yen
Three months ended September 30, 2008
Revenues	14,814
Income from discontinued operations, net	14,058

10.    Comprehensive Income

Comprehensive income for the six months and the three months ended September 30, 2008 are as follows:

Millions of yen
Six months ended September 30, 2008
Net income	55,266
Other comprehensive income (loss):
Net change of unrealized gains on investment in securities	(28,487)
Net change of defined benefit pension plans	(171)
Net change of foreign currency translation adjustments	1,142
Net change of unrealized gains on derivative instruments	43

Total comprehensive income	24,793

Millions of yen
Three months ended September 30, 2008
Net income	22,907
Other comprehensive income (loss):
Net change of unrealized gains on investment in securities	(18,808)
Net change of defined benefit pension plans	(47)
Net change of foreign currency translation adjustments	(11,567)
Net change of unrealized gains on derivative instruments	(698)

Total comprehensive income	(8,213)

11.    Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six months and the three months ended September 30, 2008, and the fiscal year ended March 31, 2008 is as follows:

	Millions of yen
	Six months ended September 30, 2008	Three months ended September 30, 2008
Income from continuing operations	43,824	14,515
Effect of dilutive securities—
Convertible bond	576	294

Income from continuing operations for diluted EPS computation	44,400	14,809

	Thousands of shares
	Six months ended September 30, 2008	Three months ended September 30, 2008
Weighted- average shares	88,968	88,718
Effect of dilutive securities—
Warrants	183	139
Convertible bond	2,263	2,252
Treasury stock	11	9

Weighted-average shares for diluted EPS computation	91,425	91,118

	Yen
	Six months ended September 30, 2008	Three months ended September 30, 2008
Earnings per share for income from continuing operations:
Basic	492.58	163.61
Diluted	485.64	162.52

Shareholders’ equity per share as of September 30, 2008, and March 31, 2008 is as follows.

	Yen
	September 30, 2008	March 31, 2008
Shareholders’ equity per share	14,022.00	14,010.62

12.    Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(e) Trading and other derivatives

The Company and certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

The following table provides notional amount, carrying amount and estimated fair value information about derivative instruments ended September 30, 2008, and the fiscal year ended March 31. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

As of September 30, 2008

	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	339,630	(1,051)	(1,051)
Caps held	88	—	—
Foreign exchange risk management:
Foreign exchange forward contracts	184,214	5,409	5,409
Futures	217	(3)	(3)
Foreign currency swap agreements	236,271	(996)	(996)
Trading activities:
Futures	139,489	858	858
Options held	6,547	1,070	1,070
Options written	1,640	(51)	(51)
Foreign exchange forward contracts	29,113	115	115
Credit derivatives	55,325	(176)	(176)

As of March 31, 2008

	Millions of yen
	Notional amount	Carrying amount	Estimated fair value
Interest rate risk management:
Interest rate swap agreements	366,327	(1,766)	(1,766)
Caps held	110	—	—
Foreign exchange risk management:
Foreign exchange forward contracts	154,490	1,553	1,553
Futures	212	(6)	(6)
Foreign currency swap agreements	246,213	(90)	(90)
Trading activities:
Futures	118,213	219	219
Options held	1,321	265	265
Options written	1,276	(108)	(108)
Foreign exchange forward contracts	14,866	9	9

Note: Positive numbers indicate debits and negative numbers indicate credits.

13.    Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥15,807 million and ¥13,072 million as of September 30, 2008 and March 31, 2008, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	September 30, 2008	March 31, 2008
Within one year	4,860	3,453
More than one year	18,987	14,287

Total	23,847	17,740

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥5,316 million and ¥2,674 million for the six months and the three months ended September 30, 2008, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥520 million and ¥256 million for the six months and the three months ended September 30, 2008, respectively. At September 30, 2008 and March 31, 2008, the amounts due are as follows:

	Millions of yen
	September 30, 2008	March 31, 2008
Within one year	881	1,016
More than one year	1,157	1,614

Total	2,038	2,630

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥234,292 million and ¥332,045 million as of September 30, 2008 and March 31, 2008, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for consumers such as card loans, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥458,798 million and ¥457,498 million as of September 30, 2008 and March 31, 2008, respectively.

Guarantees—The Company and its subsidiaries apply FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of September 30, 2008 and March 31, 2008.

	Millions of yen
	September 30, 2008		March 31, 2008
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	23,031	3,482	25,097	3,805
Consumer loans	28,740	3,664	31,635	3,266
Corporate loans	274,955	11,349	242,746	14,783
Other	289	3	413	5

Total	327,015	18,498	299,891	21,859

The total of notional amounts of credit derivatives that are similar to guarantees in nature but accounted for as derivatives is ¥48,700 million as of September 30, 2008. This amount is not included in potential future payment on the table above.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of September 30, 2008 and March 31, 2008, total amount of such guarantees and book value of guarantee liabilities which amount included in the table above are ¥1,208,200 million, ¥1,168,200 million and ¥6,364 million, ¥9,444 million, respectively.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—The short-term and long-term debt payables to financial institutions, including borrowings as non-recourse loans by SPEs, are secured by the following assets as of September 30, 2008 and March 31, 2008:

	Millions of yen
	September 30, 2008	March 31, 2008
Minimum lease payments, loans and investment in operating leases	165,362	172,023
Investment in securities*	60,140	60,729
Investment in affiliates	9,467	41,697
Other assets	30,847	20,347
Other operating assets	26,274	24,448

Total	292,090	319,244

*	Including investment in securities with repurchase agreements of ¥46,357 million and ¥50,117 million as of September 30, 2008 and March 31, 2008, respectively.

In addition, the payables of ¥367,196 million and ¥374,920 million as of September 30, 2008 and March 31, 2008, respectively, under lease receivable, loan and security securitization programs that are not accounted for as sales but as secured borrowings are included in long-term debt. The collateral under these securitization programs of ¥490,088 million and ¥477,358 million, respectively, are included in investment in direct financing leases, installment loans and investment in securities. Also the cash reserves included in trust accounts under these securitization programs of ¥20,327 million and ¥12,418 million are included in other assets as of September 30, 2008 and March 31, 2008, respectively.

As of September 30, 2008 and March 31, 2008, investment in securities of ¥31,489 million and ¥35,767 million, respectively, were pledged for primarily collateral deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥23,775 million and ¥32,233 million as of September 30, 2008 and March 31, 2008, respectively, that may be sold or repledged by the subsidiary. As of September 30, 2008 and March 31, 2008, ¥16,857 million and ¥23,100 million at market value of the securities were repledged as collateral, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14.     Segment Information

As of April 1, 2008, the Company implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six new business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in it’s operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the Company obtain a competitive advantage.

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six new segments follows below.

Corporate Financial Services	:	Loans, leases, fee businesses including the sale of financial products, environment-related business
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, precision measuring equipment rentals and IT-related equipment rentals and leases
Real Estate	:	Condominium development, office building and logistics facilities development and rental, hotel, golf course and training facilities operation, senior housing development and management, integrated facilities management and related services, and REIT asset management
Investment Banking	:	Venture capital, principal investments, M&A advisory, real estate finance, commercial real estate asset securitization, and loan servicing (asset recovery) operations
Retail	:	Housing loans, card loans, life insurance operations, securities brokerage & online trading
Overseas Business	:	Leases, loans, investment in bonds, investment banking, real estate-related operations, ship- and aircraft-related operations

Financial information of the segments for the three months ended September 30, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	34,405	58,699	82,182	24,912	46,455	46,957	293,610
Segment profit	1,399	7,246	19,022	5,069	964	8,218	41,918
Segment assets	1,840,383	655,308	1,129,058	1,634,570	1,464,074	1,123,987	7,847,380

Financial information of the segments for the six months ended September 30, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment revenues	70,204	117,562	142,937	48,248	96,105	93,317	568,373
Segment profit	7,145	14,752	40,111	12,326	8,222	13,968	96,524

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statement of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, minority interests in earnings of subsidiaries and discontinued operations. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses and are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

Millions of yen
Three months ended September 30, 2008
Segment revenues:
Total revenues for segments	293,610
Revenue related to corporate assets	1,538
Revenue from discontinued operations	(14,814)

Total consolidated revenues	280,334

Segment profit:
Total profit for segments	41,918
Corporate interest expenses, general and administrative expenses	(1,517)
Corporate other gain or loss	788
Discontinued operations	(14,058)
Minority Interests in Earnings of Subsidiaries	676

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	27,807

Segment assets:
Total assets for segments	7,847,380
Cash and cash equivalents, restricted cash and time deposits	464,000
Allowance for doubtful receivables on direct financing leases and probable loan losses	(121,252)
Other receivables	237,575
Other corporate assets	470,386

Total consolidated assets	8,898,089

Millions of yen
Six months ended September 30, 2008
Segment revenues:
Total revenues for segments	568,373
Revenue related to corporate assets	4,107
Revenue from discontinued operations	(20,498)

Total consolidated revenues	551,982

Segment profit:
Total profit for segments	96,524
Corporate interest expenses, general and administrative expenses	(808)
Corporate other gain or loss	155
Discontinued operations	(19,031)
Minority Interests in Earnings of Subsidiaries	1,386

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	78,226

Segment assets:
Total assets for segments	7,847,380
Cash and cash equivalents, restricted cash and time deposits	464,000
Allowance for doubtful receivables on direct financing leases and probable loan losses	(121,252)
Other receivables	237,575
Other corporate assets	470,386

Total consolidated assets	8,898,089

The following information represents geographical revenues, segment profit and segment assets which are attributed to geographic areas based on the country location of the Company and its subsidiaries.

For the three months ended September 30, 2008

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	249,096	18,746	27,306	(14,814)	280,334
Segment Profits	33,648	986	7,231	(14,058)	27,807

For the six months ended September 30, 2008

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	481,289	38,495	52,696	(20,498)	551,982
Segment Profits	82,816	3,367	11,074	(19,031)	78,226

*	Note: Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

No single customer accounted for 10% or more of the segment revenues.

In addition to the disclosure requirements under SFAS No. 131, this information is disclosed pursuant to the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

For the three months ended June 30, 2008 revenues from overseas customers are as follows.

For the three months ended September 30, 2008

	Millions of yen
	America*1	Other*2	Total
I Overseas revenue	18,858	27,863	46,721
II Consolidated revenue			280,334
III The rate of the overseas revenues to consolidated revenue	6.7%	10.0%	16.7%

For the six months ended September 30, 2008

	Millions of yen
	America*1	Other*2	Total
I Overseas revenue	37,824	54,677	92,501
II Consolidated revenue			551,982
III The rate of the overseas revenues to consolidated revenue	6.9%	9.9%	16.8%

* Results of discontinued operations are not included in “Overseas Revenues.

* 1:	Mainly United States
* 2:	Mainly Asia, Europe, Oceania and Middle East

15.    Subsequent Event

DAIKYO INCORPORATED (“DAIKYO”), a listed domestic equity-method affiliate, has recognized losses from write-downs of inventories such as land for residential condominiums, and reduction of deferred tax assets in its Japanese GAAP consolidated financial statements for the second three-month period ended September 30, 2008. The Company’s consolidated financial statements consistently include DAIKYO’s U.S. GAAP consolidated financial results on a three-month lag basis; therefore, a 41% share of such losses will be recognized by the Company in the consolidated financial statements during the third quarter of fiscal 2009. The effect of the losses to the Company will be determined based on DAIKYO’s consolidated financial statements under U.S. GAAP, which is currently being prepared.